FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of April, 2004

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                     Form 20-F  X      Form 40-F
                              -----              -----
 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
               Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934.)
                            Yes          No  X
                                -----      -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on the major and connected transaction, made on April 16, 2004, in English by Huaneng Power International Inc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.


                               [GRAPHIC OMITTED]
                      HUANENG POWER INTERNATIONAL, INC.

 (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)
                               (Stock Code: 902)

                        MAJOR AND CONNECTED TRANSACTION


o On 16th April, 2004, the Company entered into the Agreement for Transfer of Huaneng Group Interest with Huaneng Group, pursuant to which the Company agreed to acquire from Huaneng Group its 40% equity interest in Hanfeng Power Plant and 90% equity interest in Jinggangshan Power Plant. The purchase price for acquiring the Huaneng Group Interest is RMB1,949 million. Half of the purchase price will be funded by the Company's cash-on-hand and half by bank loans. The purchase price was determined on arm's length terms.


o On the same day, the Company also entered into the Agreement for Transfer of HIPDC Interest with HIPDC, pursuant to which the Company agreed to acquire from HIPDC its equity interest in the following plants: 55% equity interest in Yueyang Power Plant, 60% equity interest in Luohuang Power Plant and the entire assets and liabilities of Yingkou Power Plant. The purchase price for acquiring HIPDC Interest is RMB2,564 million. Half of the purchase price will be funded by the Company's cash-on-hand and half by bank loans. Such purchase price was determined on arm's length terms.


o HIPDC is the controlling shareholder of the Company and Huaneng Group holds 51.98% interest in HIPDC. Therefore, both of HIPDC and Huaneng Group are connected persons to the Company. The transactions as contemplated by the Acquisition constitute connected transactions to the Company.


o Taking the above two transactions as a whole, the transactions as contemplated by the Acquisition also constitute a major transaction to the Company.


o The Company will convene an EGM for the purposes of seeking the approvals of Independent Shareholders for the Acquisition (including the Transfer Agreements), subject to certain conditions as set out in this announcement and the circular to be despatched in respect of the Acquisition. According to the Hong Kong Listing Rules, Huaneng Group, HIPDC and their respective Associates will abstain from voting in respect of the resolution relating to the Acquisition.


o The Company and the Independent Directors have reviewed the Acquisition. The Company has appointed JP Morgan as the financial adviser in connection with the Acquisition. The Company has also appointed Rothschild as the independent financial adviser to make recommendation to the Company's independent board committee and shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and its shareholders as a whole and to advise the Company's shareholders on how to vote. The Company expects that the notice of the EGM and the Circular giving further information on the Acquisition and containing the advice of Rothschild, and the recommendation from the Independent Directors are expected to be despatched to shareholders within 21 days from the date of this announcement.


o Trading of the Company's H Shares on the Stock Exchange was suspended at 9:30 a.m. on 16th April, 2004 pending publication of this announcement. Application has been made to the Stock Exchange to resume trading of the Company's H Shares with effect from 9:30 a.m. on 19th April, 2004.

Background

The Company and its subsidiaries develop, construct, operate and manage large-scale coal-fired power plants throughout China. The Company is one of the largest independent power producers in China which owns a total generation capacity of 15,736 MW on an equity basis.


Huaneng Group is principally engaged in operation and management of industrial investment; development, investment, construction, operation and management of power sources; organising the generation and sale of power (thermal); development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries. HIPDC, as a subsidiary of Huaneng Group, is principally engaged in construction and operation of the power plants and the related projects, including raising domestic and foreign funds, import of full set and auxiliary equipment and machinery and providing the industrial materials and fuels for the construction and operation of power plants.


The relationship between the Company, Huaneng Group and HIPDC is as follows:

                            |---------------------|
                            |    Huaneng Group    |
                            |---------------------|
                                       |  51.98%
                            |---------------------|
                            |       HIPDC         |
                            |---------------------|
                                       |   42.39%
                            |---------------------|
                            |    the Company      |
                            |---------------------|

Huaneng Group is an indirect controlling shareholder of the Company, holding a 51.98% interest in HIPDC. As of the Latest Practicable Date, HIPDC held 42.39% of the total issued share capital of the Company. The transactions as contemplated by the Transfer Agreements constitute major and connected transactions to the Company, which are subject to Independent Shareholders' approval pursuant to Rule 14.44 and Rule 14A.18 respectively of the Hong Kong Listing Rules.

TRANSFER AGREEMENTS

(1)      Agreement for Transfer of Huaneng Group Interest


The Agreement for Transfer of Huaneng Group Interest was approved by the Directors at the board meeting on 16th April, 2004 and signed by Huaneng Group and the Company on that day.


Date:                    16th April, 2004

Parties:                 Seller:     Huaneng Group
                         Purchaser:  the Company

                         (i) equity interest representing 40% of the registered capital of Hanfeng Power Huaneng Group Interest to be Plant; and acquired:

                         (ii) equity interest representing 90% of the registered capital of Jinggangshan Power Plant.

Consideration:           The consideration for the purchase of Huaneng
                         Group Interest is RMB1,949 million payable in cash on the Closing date. The purchase price was determined with reference to, inter alia, the asset appraisal report prepared by Zhongchenghua and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.

Conditions:  Closing is subject to the satisfaction or  waiver of the following conditions:


             (1) Conditions which need to be satisfied or waived by both parties:


                  o Rothschild, the independent financial advisor to the Independent Directors and the Company's shareholders, has advised the Independent Directors that the terms and conditions of the transaction contemplated by the Agreement for Transfer of Huaneng Group Interest are fair and reasonable so far as the Independent Shareholders are concerned;


                  o the Independent Directors recommended that the shareholders vote in favour of the transfer of Huaneng Group Interest and the Agreement for Transfer of Huaneng Group Interest;


                  o the transfer of Huaneng Group Interest and the Agreement for Transfer of Huaneng Group Interest have been approved and adopted by the the Independent
                      Shareholders;


                  o the relevant PRC government agencies have no objection to the transfer of the Huaneng Group Interest;


                  o the Company has obtained all necessary government approvals on the Agreement for Transfer of Huaneng Group Interest and the transfer of Huaneng Group Interest; and


                  o the simultaneous closing or closing of the Agreement for Transfer of HIPDC Interest.


             (2) Conditions which the Company may waive under the Agreement for Transfer of Huaneng Group Interest:


                  o representations and warranties of Huaneng Group in the Agreement for Transfer of Huaneng Group Interest are true and complete in all material respects; and


                  o Huaneng Group has fulfilled in all material respects its obligations under the Agreement for Transfer of Huaneng Group Interest.


             (3) Conditions which Huaneng Group may waive under the Agreement for Transfer of Huaneng Group Interest:


                  o representations and warranties of the Company in the Agreement for Transfer of Huaneng Group Interest are true and complete in all material respects; and


                  o the Company has fulfilled in all material respects its obligations under the Agreement for Transfer of Huaneng Group Interest.


                  In the case that any conditions for closing are waived, further announcement will be made by the Company accordingly.


Completion:  Closing shall take place on the day agreed upon by both parties, within 30 days after the conditions have been satisfied or waived.


(2)  Agreement for Transfer of HIPDC Interest


The Agreement for Transfer of HIPDC Interest was approved by the Directors at the board meeting on 16th April, 2004 and signed by HIPDC and the Company on that day.


Date:                    16th April, 2004

Parties:                 Seller:      HIPDC
                         Purchaser:   the Company

                         (i) equity interest representing 55% of the registered capital of Yueyang Power Plant; HIPDC Interest to be acquired:

                         (ii) equity interest representing 60% of the registered capital of Luohuang Power Plant; and

                         (iii) the entire assets and liabilities in Yingkou
                               Power Plant.

Consideration:           The consideration for the purchase of HIPDC Interest
                         is RMB2,564 million payable in cash on the Closing date.


                         In view of the fact of that the accounts receivable balances of Yueyang Power Plant and Luohuang Power Plant consist of a significant amount of overdue receivables (i.e. over 30 days) for power sold (as at 31 December 2003, such amount were RMB140.41 million for Yueyang Power Plant and RMB398.09 million for Luohuang Power Plant) and taking into account the uncertainity on the collectibility of such overdue receivable balances in full, HIPDC and the Company have agreed the following arrangements as the basis for adjustment of the acquisition price: The net overdue receivable balances will be fixed by taking into account the provisions for the bad debts in the accounts of the power plants. In case of the occurance of the events as stipulated by the transfer agreement which cause the net overdue receivable balances not being collected in full, HIPDC is required to pay the difference to the Company in proportion to its shareholding interests in Yueyang Power Plant and Luohuang Power Plant respectively. If, by 31st December 2006, the net overdue receivable balances cannot be collected in full, and if HIPDC has not made any payment to the Company in this regard, HIPDC should pay the difference to the Company in proportion to its shareholding interests in Yueyang Power Plant and Luohuang Power Plant respectively. If the net overdue receivable balances have been collected in full or if payment has been made by HIPDC, the amount received over the book balance should be reimbursed to HIPDC based on the shareholding interests of HIPDC in proportion to its shareholding in Yueyang Power Plant and Luohuang Power Plant respectively.


                         The purchase price was determined with reference to, inter alia, the asset appraisal report prepared by Zhongchenghua and on the basis of normal commercial terms and arm's length negotiation between the parties thereto, and the agreement was entered into in the ordinary and usual course of business of the Company.


Conditions:  Closing is subject to the satisfaction or waiver of the following conditions:


             (1) Conditions which need to be satisfied or waived by both parties:


                  o Rothschild, the independent financial advisor to the Independent Directors and the Company's shareholders, has advised the Independent Directors that the terms and conditions of the transactions contemplated by the Agreement for Transfer of HIPDC Interest are fair and reasonable so far as the Independent Shareholders are concerned;


                  o the Independent Directors recommended that the shareholders vote in favour of the transfer of HIPDC Interest and the Agreement for Transfer of HIPDC Interest;


                  o the transfer of HIPDC Interest and the Agreement for Transfer of HIPDC Interest have been approved and adopted by the Independent Shareholders;


                  o the relevant PRC government agencies have no objection to the transfer of HIPDC Interest;


                  o the Company has obtained all necessary government approvals on the Agreement for Transfer of HIPDC Interest and the transfer of HIPDC Interest; and


                  o the simultaneous closing or closing of the Agreement for Transfer of Huaneng Group Interest.


             (2) Conditions which the Company may waive under the Agreement for Transfer of HIPDC Interest:


                  o representations and warranties of HIPDC in the Agreement for Transfer of HIPDC Interest are true and complete in all material respects; and


                  o HIPDC has fulfilled in all material respects its obligations under the Agreement for Transfer of HIPDC Interest.


             (3) Conditions which HIPDC may waive under the Agreement for Transfer of HIPDC Interest:


                  o representations and warranties of the Company in the Agreement for Transfer of HIPDC Interest are true and complete in all material respects; and


                  o the Company has fulfilled in all material respects its obligations under the Agreement for Transfer of HIPDC Interest.


             In the case that any conditions for closing are wavied, further announcement will be made by the Company accordingly.


Completion:  Closing shall take place on the day agreed upon by both parties, within 30 days after the conditions have been satisfied or waived.

REASONS FOR THE ACQUISITION AND PRICING FACTORS

The Acquisition follows the Company's business and development strategy of placing equal emphasis on acquisition of existing power plants and development of new power plants, and is an important strategic move under the backdrop of deepening power reforms in China. With favourable market conditions of strong power demand, which is brought about by the rapid and stable economic development of the PRC, the Company believes that to enlarge its operational scale by way of acquisition of power assets, thus increasing its market shares, is conducive to enhancing the competitiveness of the Company and increasing shareholders' return.


After the completion of the Acquisition, the generation capacity on an equity basis of the Company will increase by 3,036 MW while the total generation capacity on an equity basis will increase from 15,736 MW to 18,772 MW, representing an increase of 19.3%. Upon the completion of the Acquisition and the acquisition of the 10% interest in Jinggangshan Power Plant from Jiangxi Province Investment Corporation, the generation capacity on an equity basis of the Company will increase 3,096 MW while the total generation capacity will increase from 15,736 MW to 18,832 MW, representing an increase of 19.7%. The Company will gain 1,050 MW of additional capacity under construction (on an equity basis).


Further, the Acquisition helps the Company to strengthen its leading position in Liaoning Province and Hebei Province, which are with rapid economic growth and strong power demand. The Company's generation capacity on an equity basis in Liaoning will increase from 2,100 MW to 2,740 MW, representing an increase of 30.5%. In Hebei Province, by completion of the Acquisition, the Company's generation capacity on an equity basis will increase from 1,300 MW to 1,828 MW, representing an increase of 40.6%.


The Acquisition also enables the Company for the first time to enter into the central-south region of China and the provinces with rapid growth in power demand, namely Jiangxi Province, Hunan Province and Chongqing municipality. This is consistent with the Company's marketing strategy of "consolidating its position in coastal regions and exploring the market in Central China".


The Company understands that the State is considering to introduce a pilot scheme on tariffs reform in the northeast region. However the detail of the pilot scheme is still under the formulation process. The Company therefore is unable to ascertain the impact on the operating results of Yingkou Power Plant, which is located in the northeast region of China, of the implementation of the proposed tariff reform scheme. As such, the Company has not taken account of such factor in the evaluation and consideration of the impact of the Acquisition on the Company's future financial position and operating results.


The Acquisition price has been determined through arm's length negotiations between the parties and their respective financial advisors, taking into account various factors, including the market environments, the technical and operating conditions of the Power Plants, the Power Plants' earnings potentials and their abilities to generate cash flow. The Company has also considered the appraisal report provided by Zhongchenghua which values the Huaneng Group Interest at RMB1.507 billion and HIPDC Interest at RMB2.721 billion as of 31st December, 2003 using the replacement cost approach. The total purchase price implies a blended 8.8 times of 2003 earnings of attributed interest of the five Target Power Plants and a blended 5.7 times firm value/2003 EBITDA (the firm value includes the account payable of RMB1.26 billion of Yingkou Power Plant which is treated as debt). According to International Financial Reporting Standards, the total net profit of the Target Power Plants in 2003 was approximately RMB1.009 billion, of which RMB516 million would be attributable to the acquired interests (not including the profit contributed by the acquisition of the 10% interest in Jinggangshan Power Plant held by Jiangxi Province Investment Corporation). If the Acquisition had taken place on 1st January, 2003 and half of the acquisition price had been paid by the Company's cash-on-hand and half by bank loans, the pro-forma net income of the Company in 2003 would have increased by RMB225 million, or 4.2%. The Company believes that with the growth of the power markets in which the Target Power Plants operate and through further strengthening management, the Acquisition will bring satisfactory returns to the Company.


The board of Directors believes that the Acquisition price and terms are fair and reasonable to the Company and its shareholders. This transaction is consistent with the Company's long-term business strategy and will benefit the Company and its shareholders.

INFORMATION REGARDING THE TARGET POWER PLANTS

Hanfeng Power Plant

Hanfeng Power Plant is situated in Handan Municipality of Hebei Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Hebei Province is situated in the northern part of Huabei Plateau and extends over Inner Mongolia Highland, and is adjacent to the capital Beijing and Tianjin which is an important commercial port in the northern region. Hebei Province is endowed with rich energy resources with an accumulated proven coal reserve amounting to 16.72 billion tonnes. Two large coalmines, Kailuan and Feng Feng, and Huabei Oilfield are situated within Hebei Province. The area of Hebei Province is 187,700 square kilometres. At the end of 2003, the population was approximately 67,690,000. In 2003, the gross domestic product of the province amounted to RMB709.5 billion, representing an increase of 11.6% over the previous year (the average annual growth rate of the whole nation is 9.1%) and is the highest growth rate since 1998. Hebei power grids are divided into the northern part (mainly supplying the Jingjintang region) and the southern part (mainly supplying six administrative regions including Shijiazhuang, Handan, Xingtai, Baoding, Hengshui and Cangzhou, with a total population of 43,660,000). At the end of 2003, the generation capacity of Hebei South Grid amounted to approximately 10,150 MW. In 2003, the power consumption of Hebei South Grid was approximately 60.8 billion kWh, representing an increase of 8.0% when compared with the same period in 2002.


The planned generation capacity of Hanfeng Power Plant is 2,400MW. The construction work of the 2 x 660 MW imported coal-fired generating units in its first phase commenced in June 1997 and the commercial operation of these two generating units started in March and September 2001 respectively. The estimated depreciation period of Hanfeng Power Plant's generating units is approximately 20 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 8.04 billion kWh with a house consumption rate of 5.91%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.


Upon Closing, the Company will guarantee the loans owed by the power plant, to an extent which is proportional to the Company's interest in the power plant, upon normal commercial terms. The bank loans to be guaranteed by the Company as at 31st March 2004 were RMB1,484.3 million.


Upon Closing, the Company will hold 40% interest in Hanfeng Power Plant . The other shareholders of Hanfeng Power Plant are Hebei Province Construction and Investment Corporation, Siemens Power Development Hanfeng Limited Liability Company and Hamburg Power Investment Hanfeng Limited Liability Company, which are holding 20%, 24% and 16% interest, respectively.


The following table sets out certain operating data of Hanfeng Power Plant for 2003:


Generation capacity (MW)                                                 1,320

Power generation (billion kWh)                                           8.040

Utilisation hours (hours)                                                6,091

Availability factor (%)                                                  90.53

House consumption rate (%)                                                5.91

Average on-grid power rate (RMB/MWh, VAT included)                      345.70

Coal consumption rate for power sold (grams/kWh)                        327.14

Unit fuel cost for power sold (RMB/MWh)                                  76.56

Jinggangshan Power Plant

Jinggangshan Power Plant is situated in Jian Municipality of Jiangxi Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Jiangxi Province is situated in the southeast part of China, along the southern part of the middle and lower reaches of Changjiang. The area of the province is 166,900 square kilometres. At the end of 2002, the population was approximately 42,220,000. In 2002, the gross domestic product of the province amounted to RMB245 billion, representing an increase of 10.5% over the previous year (the average growth rate of the whole nation in 2002 is 8.0%), which is the fastest growth rate since 1998 (Note:
The aforementioned website does not contain the relevant figures of 2003 for Jiangxi Province). Jiangxi Province forms an important part of the power grids of the four provinces in Central China (Jiangxi, Henan, Hubei and Hunan) with its power consumption load growing at a high speed during the recent years. At the end of 2003, the generation capacity of Jiangxi Province amounted to approximately 6,087 MW. In 2003, the power consumption of Jiangxi Province was approximately 29.843 billion kWh, representing an increase of 21.0% when compared with the same period in 2002.


The planned generation capacity of Jinggangshan Power Plant is 1,200MW. The main construction work of the 2 x 300 MW domestic made coal-fired generating units in its first phase commenced in November 1998 and the commercial operation of these two generating units started in December 2000 and August 2001 respectively. The estimated depreciation period of Jinggangshan's generating units is approximately 14 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 3.194 billion kWh with a house consumption rate of 5.65%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.


Upon Closing, the Company will hold a 90% interest in Jinggangshan Power Plant. The other shareholder is Jiangxi Province Investment Corporation. On 16th April 2004, the Company has entered into a transfer agreement with Jiangxi Province Investment Corporation, pursuant to which Jiangxi Province Investment Corporation agreed to transfer its 10% interest in Jinggangshan Power Plant to the Company at RMB62 million, where the price was determined consistent with the pricing principle of the Acquisition. Upon the closing of the Acquisition, together with the completion of the acquisition of such 10% interest, Jinggangshan Power Plant will be wholly owned by the Company. The Company will guarantee the bank loans owned by the power plant. As at 31st March 2004, the outstanding guarantee amount was RMB1,245.25 million.


The following table sets out certain operating data of Jinggangshan Power Plant for 2003:


Generation capacity (MW)                                                   600

Power generation (billion kWh)                                           3.194

Utilisation hours (hours)                                                5,324

Availability factor (%)                                                  88.79

House consumption rate (%)                                                5.65

Average on-grid power rate (RMB/MWh, VAT included)                      318.89

Coal consumption rate for power sold (grams/kWh)                        348.21

Unit fuel cost for power sold (RMB/MWh)                                 128.74

Yueyang Power Plant

Yueyang Power Plant is situated in Yueyang Municipality of Hunan Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Hunan Province is situated in the southern part of Dongtinghu along the middle and lower reaches of Changjiang. It is situated in the southeast hinterland linking the coastal provinces in the east and the inland provinces in the west. Hunan Province is a province with a relatively high coal production output in the southern part of China, with proven coal reserves amounting to 3.4 billion tonnes, and its coal reserves occupy the top position amongst the nine provinces (regions) in Jiangnan. The area of the province is 211,800 square kilometres. At the end of 2003, the population was approximately 66,630,000. In 2003, the gross domestic product of the province amounted to RMB463.4 billion, representing an increase of 9.6% over the previous year (the average growth rate of the whole nation is 9.1%), which is the fastest growth rate since 1998. At the end of 2003, the installed capacity of Hunan Province amounted to approximately 12,940 MW, and the ratio between hydropower and thermal power capacity was 50: 50. Among the power source construction in progress in Hunan province, thermal power is a beneficial supplement to hydroelectric power. Particularly during the dry season, thermal power becomes a supporting power source for stable power supply. In 2003, the power consumption of Hunan Province was approximately 54.774 billion kWh, representing an increase of 14.7% when compared with the same period in 2002.


The first phase of Yueyang Power Plant consists of two 362.5 MW sub-critical coal-fired generating units. Their construction work began in August 1988 and the commercial operation of these two generating units commenced in September and December 1991 respectively. The estimated depreciation period of Yueyang Power Plant's generating units is approximately 13 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 4.411 billion kWh with a house consumption rate of 8.15%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.


The preparation work for the commencement of the construction work of Yueyang Power Plant's second phase, which consists of 2 x 300 MW coal-fired generating units, has been commenced in April 2003.


Upon Closing, the Company will hold a 55% interest in Yueyang Power Plant. The remaining 45% interest is held by Hunan Province Local Power Asset Management Limited Company.


The following table sets out certain operating data of Yueyang Power Plant for 2003:


Generation capacity (MW)                                                   725

Power generation (billion kWh)                                           4.411

Utilisation hours (hours)                                                6,085

Availability factor (%)                                                  92.86

House consumption rate (%)                                                8.15

Average on-grid power rate (RMB/MWh, VAT included)                      301.86

Coal consumption rate for power sold (grams/kWh)                        341.13

Unit fuel cost for power sold (RMB/MWh)                                 112.87


Luohuang Power Plant

Luohuang Power Plant is situated in Chongqing Municipality. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and the China State Grid Corporation's website (http://www.sgcc.com.cn), Chongqing Municipality is an economic centre at the upper reaches of Changjiang, and is the largest multi-functional modern industrial and commercial city in the western part of China. Dominant natural resources products are coal and natural gas etc. Proven coal reserves amount to 3.3 billion tonnes and proven natural gas reserves amount to 320 billion cubic metres. It is an important production base for coal and natural gas in the southern part of China. The area of the city is 82,400 square kilometres. At the end of 2003, the population was approximately 31,300,000. In 2003, the gross domestic product of the city amounted to RMB225 billion, representing an increase of 11.4% over the previous year (the average growth rate of the whole nation is 9.1%), which is the fastest growth rate since the establishment of the municipality directly under the Central Government. Chongqing municipality is one of the load centres of the power grids in the western part of China with high outputs of coal and natural gas and high protection levels for energy supply. At the end of 2003, the installed capacity of Chongqing Municipality amounted to approximately 4,356 MW. In 2003, the power consumption of Chongqing Municipality was approximately 27.034 billion kWh, representing an increase of 9.0% when compared with the same period in 2002.


Luohuang Power Plants consists of two operating plants, namely Jiangjin Luohuang Power Plant and Jiangbei Combined-cycle Power Plant. Each of the first and second phases of Jiangjin Luohuang Power Plant consists of 2 x 360 MW coal-fired generating units. The construction works of those two phases commenced in September 1988 and December 1996 respectively. The two generating units in its first phase commenced operation in September 1991 and February 1992 respectively while the two generating units in the second phase were put into commercial operation in December 1998. The construction work of the 108 MW Combined-cycle generating unit of Jiangbei Combined-cycle Power Plant started in 1988 with commercial operation beginning from 1991. The estimated depreciation period of Luohuang's generating units is approximately 13 years. Currently, the generation units operate properly. In 2003, the annual power generation of the generating units of Jiangjin Luohuang Power Plant was 7.351 billion kWh with a house consumption rate of 10.40% (the house consumption rate of Jiangjin Luohuang Power Plant was relatively high mainly because it is an environmentally friendly thermal power plant with installation of the first desulphurization system in China, which results in an increase of about 3% in the house consumption rate) while the annual output of the power generation of Jiangbei Combined-cycle Power Plant was 0.147 billion kWh with a house consumption rate of 7.69%. Power tariffs are determined according to the rate prescribed by the relevant pricing bureau.


Jiangjin Power Plant is planning to undergo its third phase expansion work, which will consist of 2 X 600 MW domestically built sub-critical coal-fired generating units with simultaneous installation of desulphurization system. The project proposal has been approved by the State Development and Reform Committee and the State Council. Currently, the power plant is preparing the feasibility report.


Upon Closing, the Company will hold a 60% interest in Luohuang Power Plant. The remaining 40% interest is held by Chongqing Municipal Construction and Investment Corporation.


The following table sets out certain operating data of Luohuang Power Plant for 2003:


                                                                                    Jiangbei
                                                        Jiangjin Luohuang     Combined-cycle
                                                              Power Plant        Power Plant

Generation capacity (MW)                                            1,440                108

Power generation (billion kWh)                                      7.351              0.147

Utilisation hours (hours)                                           5,105              1,358

Availability factor (%)                                             88.54              94.68

House consumption rate (%)                                          10.40               7.69

Average on-grid power rate (RMB/MWh, VAT included)                 281.24             282.90

Coal consumption rate for power sold (grams/kWh)                   340.90                 --

Unit fuel cost for power sold (RMB/ MWh)                            72.82             207.84

Yingkou Power Plant


Yingkou Power Plant is an enterprise directly under HIPDC and is not a legal person.


Yingkou Power Plant is situated in Yingkou Municipality of Liaoning Province. According to the information available on the State Statistics Bureau's website (http://www.stats.gov.cn) and China State Grid Corporation's website (http://www.sgcc.com.cn), Liaoning Province is a coastal region in the southern part of Northeast China. It is an important connecting part for the economic regions in Northeast China and the economic regions surrounding Bohai, and is an important passageway for foreign trade and international communication in Northeast China. Liaohe Oilfield within the province is the third largest gas and oil field in China with petroleum and natural gas reserves accounting for 15% and 10% of the PRC respectively. The area of the province is 145,900 square kilometres. At the end of 2003, the population was approximately 42,100,000. In 2003, the gross domestic product of the province amounted to RMB600.3 billion, representing an increase of 11.5% over the previous year (the average growth rate of the whole nation is 9.1%). Liaoning Province occupies a decisive position in the northeast power grids of the PRC and its power load has been growing rapidly during the recent years. At the end of 2003, the generation capacity of Liaoning Province amounted to approximately 15,099 MW. In 2003, the power consumption of Liaoning Province was approximately 90.791 billion kWh, representing an increase of 12.2% when compared with the same period in 2002.


The planned generation capacity of Yingkou Power Plant is 1,200MW. Its first phase consists of 2 X 320 MW supercritical coal-fired generating units, which commenced operation in January and December respectively. The estimated depreciation period of Yingkou Power Plant's generating units is approximately 13 years. Currently, the generating units operate properly. In 2003, the annual power generation of two generating units was 3.986 billion kWh with a house consumption rate of 5.53%. Power tariffs are determined according to the rate prescribed by relevant pricing bureau. R14.58(9) According to Yingkou Power Plant's balance sheet as at 31st December 2003 audited by KPMG, Yingkou Power Plant owed to HIPDC a short term payable of RMB1,264,651,910 and a long term loan of RMB614,275,497. According to the Agreement for Transfer of HIPDC Interest, upon completion, the Company should repay the short term payable of RMB1,264,651,910 in full (without interest) to HIPDC within two years from the closing of the acquisition of the HIPDC Interest; while in relation to the RMB614,275,497 long-term loan owed by Yingkou Power Plant to HIPDC, the Company should arrange an entrusted loan arrangement with HIPDC through China Huaneng Finance Company, with a term of 5 years payable by equal instalments annually at an annual interest rate as quoted by The People's Bank of China from time to time.


Upon Closing, Yingkou Power Plant will be wholly owned by the Company.


The following table sets out certain operating data of Yingkou Power Plant for 2003:


Generation capacity (MW)                                                   640

Power generation (billion kWh)                                           3.986

Utilisation hours (hours)                                                6,228

Availability factor (%)                                                  88.42

House consumption rate (%)                                                5.53

Average on-grid power rate (RMB/MWh, VAT included)                      293.57

Coal consumption rate for power sold (grams/kWh)                        339.00

Unit fuel cost for power sold (RMB/MWh)                                 106.15


SELECTED FINANCIAL INFORMATION OF THE TARGET POWER PLANTS

The following is a summary of financial information of certain balance sheet items as at 31st December 2001, 2002 and 2003 and certain income statement items for the three years ended 31st December 2003 of the Target Power Plants, prepared in accordance with International Financial Reporting Standards ("IFRS"). The financial information is extracted from the financial information of the Target Power Plants audited by KPMG.


                                                (RMB in thousands)

                             Hanfeng Power Plant                        Jinggangshan Power Plant

                           2001           2002          2003               2001          2002          2003

Total assets:         8,123,691      7,919,688     7,348,051          2,575,462     2,312,261     2,179,205

Total liabilities     6,330,399      5,681,741     4,916,132          2,147,810     1,951,504     1,765,845

Accounts                150,433        426,262       415,538             55,760        89,440       142,294
receivable

Net assets            1,793,292      2,237,947     2,431,919            427,652       360,757       413,360
(liabilities)

Revenue from            744,543      2,133,187     2,235,503            269,022       586,599       820,152
principal
business

Operating               134,598        961,460       995,726            (3,918)        29,508       187,559
profit/(loss)

Profit/(loss)          (86,864)        617,376       702,010           (83,471)      (73,901)        94,163
before taxation

Net                    (79,850)        604,553       701,111           (58,086)      (70,235)        60,855
profit/(loss)
after tax


                                                 (RMB in thousands)

                      Yueyang Power Plant               Luohuang Power Plant               Yingkou Power Plant

                     2001        2002       2003        2001       2002        2003       2001        2002       2003

Total assets:   1,575,502   1,667,390  1,326,935   4,850,729  4,588,837   4,037,810  2,806,621   2,594,671  2,449,555

Total
liabilities     1,840,009   1,986,225  1,004,900   4,149,961  4,035,694   3,043,954  2,379,627   2,160,626  1,924,034

Accounts
receivable        228,810     386,427    278,294     697,830    719,460     588,235     57,433     157,122    204,287

Net assets
(liabilities)   (264,507)   (318,835)    322,035     700,768    553,143     993,856    426,994     434,045    525,521

Revenue from
principal
business          868,120     795,059  1,045,273   1,196,111  1,419,574   1,616,536    722,873     812,694    944,803

Operating
profit/(loss)     196,720     123,885    227,558     251,817    317,141     435,228     64,351     104,874    137,138

Profit/(loss)
before
taxation          120,943    (60,789)    109,344      58,170      7,418      86,832   (25,367)       7,051     91,476

Net
profit/(loss)
after tax         120,943    (60,789)     78,424      58,170      7,418      76,648   (25,367)       7,051     91,476

CONNECTED TRANSACTIONS UNDER SHANGHAI LISTING RULES

As the domestic public shares of the Company are listed on the Shanghai Stock Exchange, the Company is required, in addition to the Hong Kong Listing Rules, to comply with the Shanghai Listing Rules.


After Closing, certain transactions in relation to the Target Power Plants, including the guarantees to be provided by the Company to the banks in respect of the Target Power Plants' bank loans and the loans obtained from Huaneng Group and its associate, China Huaneng Finance Company, both being connected persons of the Company, by the Target Power Plants in the ordinary and usual course of the Target Power Plants' business, which are subject to compliance with the relevant requirements of the Hong Kong Listing Rules, will constitute connected transactions under the Shanghai Listing Rules ("Shanghai Connected Transactions"), which shall be subject to the approval of the Company's shareholders. The connected persons (as defined under the Shanghai Listing Rules) shall abstain from voting on resolutions related to Shanghai Connected Transactions. Details of the Shanghai Connected Transactions will be set out in the notice of EGM to be issued to the Company's shareholders.


In accordance with Rule 7.3.11(9) of the Shanghai Listing Rules, the Company has appointed Guotai Junan as the PRC independent financial adviser in respect of the Acquisition.


Upon careful and necessary enquiry, Guotai Junan is of the view that the Acquisition and the Shanghai Connected Transactions met the relevant legal requirements under the Company Law of the PRC, the Securities Law of the PRC and the Shanghai Listing Rules (as amended in 2001) and the requirements of the articles of association of the Company, reflecting the principles of equality, justice and reasonableness; and that the Acquisition will not in any way affect the interests of either the Company or the non-connected shareholders.


The Independent Directors are of the view that (1) the board of Directors has met the relevant requirements of Shanghai Listing Rules and the articles of association of the Company regarding approval of the relevant resolutions of the Acquisition and the Shanghai Connected Transactions; and (2) the Acquisition and the Shanghai Connected Transactions are fair to the Company's shareholders.

APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER AS PER HONG KONG LISTING RULES

According to the requirements of the Hong Kong Listing Rules, the Independent Directors will advise the Independent Shareholders in connection with the Acquisition (including the Transfer Agreements). Rothschild has been appointed as an independent financial adviser to make recommendation to the Company's independent board committee and shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote.

THE EGM

The transactions as contemplated by the Transfer Agreements constitute major and connected transactions to the Company. R14.60(5) The Company will convene an EGM in mid June, 2004 to consider the approval of the Acquisition (including the Transfer Agreements), and Shanghai Connected Transactions. The voting at such meeting will be taken on a poll and the Company will make an announcement of the poll result. Huaneng Group, HIPDC and their respective Associates will abstain from voting in the EGM in respect of the ordinary resolutions to approve the Acquisition (including the Transfer Agreements). The Company expects that the notice of the EGM and the Circular giving further information on the Acquisition and containing the advice of Rothschild, an independent financial adviser appointed by the Company to make recommendation to the Company's independent board committee and shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote, and the recommendation from the Independent Directors are expected to be despatched to shareholders within 21 days from the date of this announcement.

RESUMPTION OF TRADING

Trading of the Company's H Shares on the Stock Exchange was suspended at 9:30 a.m. on 16th April, 2004 pending publication of this announcement. Application has been made to the Stock Exchange to resume trading of the Company's H Shares with effect from 9:30 a.m. on 19th April, 2004.


JP Morgan has been appointed as financial advisor to the Company in respect of the Acquisition.

DEFINITIONS

"Acquisition"                      the purchase by the Company of the Huaneng
                                   Group Interest and HIPDC Interest;

"Agreement for Transfer of         the transfer agreement dated 16th
HIPDC Interest"                    April, 2004 entered into between the
                                   Company and HIPDC relating to the purchase of HIPDC Interest by the Company;

"Agreement for Transfer Of
Huaneng Group Interest"            the transfer agreement dated 16th April,
                                   2004 entered into between the
                                   Company and Huaneng Group relating to the purchase of Huaneng Group Interest by the Company;

"Associate"                        the meaning ascribed to it in the Hong Kong
                                   Listing Rules;

"Closing"                          the closing of the Acquisition;

"Company"                          Huaneng Power International, Inc.;

"Directors"                        the directors of the Company;

"EGM" an extraordinary general meeting of the Company to be held for shareholders of the Company to consider and approve the Acquisition;

"GDP"                              Gross Domestic Product

"Hanfeng Power Plant"              Hebei Hanfeng Power Generation Limited
                                   Liability Company, a company with limited liability incorporated in the PRC in October 1996 with an existing registered capital of RMB1.975 billion, in which Huaneng Group holds 40% equity interest;

"HIPDC"                            Huaneng International Power Development
                                   Corporation;

"HIPDC Interest"                   the equity interest of 55% equity interest
                                   in Yueyang Power Plant, 60% equity interest in Luohuang Power Plant and all assets and liabilities of Yingkou Power Plant which are owned by HIPDC and to be sold to the Company;

"Hong Kong Listing Rules"          the Rules Governing the Listing of
                                   Securities on the Hong Kong Stock Exchange;

"Huaneng Group"                    China Huaneng Group;

"Huaneng Group Interest"           the equity interest of 40% equity interest
                                   in Hanfeng Power Plant and 90% equity
                                   interest in Jinggangshan Power Plant, which are owned by Huaneng Group and to be sold to the Company;

"Independent Directors"            the independent directors of the Company,
                                   who are invited to advise the Independent
                                   Shareholders in connection with the
                                   Acquisition;

"Independent Shareholders"         shareholders of the Company other than
                                   Huaneng Group, HIPDC and their respective
                                   Associates;

"Jinggangshan Power Plant"         Jinggangshan Huaneng Power Generation
                                   Limited Liability Company, a company with limited liability incorporated in the PRC in March 1996 with an existing registered capital of RMB53.319 million, in which Huaneng Group holds 90% equity interest;

"JP Morgan"                        J.P. Morgan Securities (Asia Pacific)
                                   Limited, which is licensed by the
                                   Securities and Futures Commission for Types
                                   1, 4, 6 and 7 regulated activities under the SFO, being the financial adviser to the Company in respect of the Acquisition;

"Latest Practicable Date"          15th April, 2004, being the latest
                                   practicable date prior to the publication of this announcement for ascertaining certain information referred to in this announcement;

"Luohuang Power Plant"             Huaneng Chongqing Luohuang Power Generation
                                   Limited Liability Company, a company with limited liability incorporated in the PRC in December 2003 with an existing registered capital of RMB900 million, in which HIPDC holds 60% equity interest;

"Target Power Plants"              Hanfeng Power Plant, Jinggangshan Power
                                   Plant, Yueyang Power Plant, Luohuang Power
                                   Plant and Yingkou Power Plant;

"PRC"                              the People's Republic of China;

"RMB"                              the lawful currency of the PRC;

"Rothschild"                       N M Rothschild & Sons (Hong Kong) Limited,
                                   which is licensed by the Securities and
                                   Futures Commission for Types 1, 4, 6 and 9 regulated activities under the SFO, being the independent financial adviser appointed by the Company to make recommendation to the Company's independent board committee and shareholders as to whether the terms of the Acquisition are fair and reasonable and whether the Acquisition is in the interests of the Company and the shareholders as a whole and to advise the Company's shareholders on how to vote;

"SFO"                              Securities and Futures Ordinance (Chapter
                                   571 of the Laws of Hong Kong);

"Shanghai Listing Rules"           The Listing Rules of Shanghai Stock
                                   Exchange

"Stock Exchange"                   The Stock Exchange of Hong Kong Limited;

"Transfer Agreements"              Agreement for Transfer of Huaneng Group
                                   Interest and Agreement for Transfer of
                                   HIPDC Interest;

"Yingkou Power Plant"              Huaneng International Power Development
                                   Corporation Yingkou Branch Company, in
                                   which HIPDC owns all the assets and
                                   liabilities;

"Yueyang Power Plant"              Huaneng Hunan Yueyang Power Generation
                                   Limited Liability Company, a company with limited liability incorporated in the PRC in December 2003 with an existing registered capital of RMB560 million, in which HIPDC holds 55% equity interest;

"Zhongchenghua"                    Beijing Zhongchenghua Assets Appraisal
                                   Limited Company, a assets appraisal firm in China, which is qualified in practising securities related matters.




                                                       By Order of the Board
                                                 Huaneng Power International, Inc.
                                                            Huang Long
                                                         Company Secretary

The Board comprises of:


Li Xiaopeng (Non-executive director)             Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)           Zheng Jianchao (Independent director)
Ye Daji (Executive director)                     Qian Zhongwei (Independent director)
Huang Jinkai (Non-executive director)            Xia Donglin (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)

Beijing, the PRC

16th April, 2004

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                             -------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     April 16, 2004